UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 31, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

For Immediate Release:	January 31, 2013

Consolidated Financial Statements for the Third Quarter of Fiscal 2012 (Nine months ended December 31, 2012) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Hisaaki Hirama	General Manager of Accounting
Phone:	+81-3-5224-2030
Filing of Shihanki Hokokusho (scheduled):		February 14, 2013	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		—
Supplementary Materials on Quarterly Results: Attached
IR Conference on Quarterly Results: Not scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2012 (for the nine months ended December 31, 2012)

(1) Consolidated Results of Operations (Accumulated Period)

	(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
3Q F2012	2,136,300	8.1	590,420	60.9	391,767	44.5
3Q F2011	1,975,986	(5.3)	366,891	(34.0)	270,963	(35.8)

Note:	Comprehensive Income: 3Q F2012: ¥482,381 million, 129.3%; 3Q F2011: ¥210,335 million, (40.4)%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
3Q F2012	16.12	15.42
3Q F2011	11.70	11.18

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
3Q F2012	171,483,170	6,979,378	3.0
Fiscal 2011	165,360,501	6,869,295	2.9

Reference:	Own Capital: As of December 31, 2012: ¥5,178,771 million; As of March 31, 2012: ¥4,909,437 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2011	—	3.00	—	3.00	6.00
Fiscal 2012	—	3.00	—
Fiscal 2012 (estimate)				3.00	6.00

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No
	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2012 (for the fiscal year ending March 31, 2013)

	(%: Changes from the corresponding period of the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2012	500,000	3.1	20.43

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2012: No

	2.	The number of shares of common stock used in the above calculation is based on the following:

•

The average of “the average number of shares during 1Q, 2Q and 3Q” and “the number of outstanding shares as of December 31, 2012 (which is assumed to be the average number of shares during 4Q of fiscal 2012)” is used.

•

It does not take into account any increase during 4Q of fiscal 2012 in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

 Changes in accounting policies due to revisions of accounting standards, etc.: Yes

‚ Changes in accounting policies other than  above: No

ƒ Changes in accounting estimates: Yes

„ Restatements: No

(Note)	As changes during this period correspond to changes in accounting policies which are difficult to distinguish from changes in accounting estimates, “Changes in accounting policies due to revisions of accounting standards, etc.” and “Changes in accounting estimates” are presented with “Yes”. For more information, please refer to “(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 2 of the attachment.

(4) Issued Shares of Common Stock

 Period-end issued shares (including treasury stock):	As of December 31, 2012	24,101,414,367 shares	As of March 31, 2012	24,048,165,727 shares

‚ Period-end treasury stock:	As of December 31, 2012	22,214,264 shares	As of March 31, 2012	37,046,418 shares

ƒ Average outstanding shares (accumulated period):	3Q Fiscal 2012	24,035,538,324 shares	3Q Fiscal 2011	22,769,158,040 shares

(*Presentation of Implementation Status of Quarterly Review Procedure)

The review procedure of quarterly financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Consolidated Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy, realize the synergy effects of the transformation into “one bank,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2011	—	10.00	—	10.00	20.00
Fiscal 2012	—	10.00	—
Fiscal 2012 (estimate)				10.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2011	—	15.00	—	15.00	30.00
Fiscal 2012	—	15.00	—
Fiscal 2012 (estimate)				15.00	30.00

Mizuho Financial Group, Inc.

mContents of Attachment

1.	Matters Related to Summary Information (Notes)	p.2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.2

2.	Quarterly Consolidated Financial Statements	p.3
	(1) Consolidated Balance Sheets	p.3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.5
	(3) Note for Assumption of Going Concern	p.7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.7
ø SELECTED FINANCIAL INFORMATION For the Third Quarter of Fiscal 2012

【Note to XBRL】

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in accounting policies which are difficult to distinguish from changes in accounting estimates)

Mizuho Financial Group and its domestic consolidated subsidiaries have applied the depreciation method based on the revised Corporation Tax Law to tangible fixed assets newly booked on or after April 1, 2012 beginning with the first quarter of fiscal 2012, following the revision of the Corporation Tax Law. The effect of this application on the consolidated statement of income is immaterial.

2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2012	As of December 31, 2012
Assets
Cash and Due from Banks	¥7,278,477	¥10,303,800
Call Loans and Bills Purchased	249,032	406,102
Receivables under Resale Agreements	7,123,397	9,223,519
Guarantee Deposits Paid under Securities Borrowing Transactions	6,406,409	6,740,475
Other Debt Purchased	1,542,062	1,321,750
Trading Assets	14,075,005	15,771,208
Money Held in Trust	71,414	77,486
Securities	51,392,878	48,270,073
Loans and Bills Discounted	63,800,509	65,119,733
Foreign Exchange Assets	1,016,665	1,229,168
Derivatives other than for Trading Assets	4,474,729	4,728,111
Other Assets	2,871,153	3,084,873
Tangible Fixed Assets	923,907	898,777
Intangible Fixed Assets	485,995	475,145
Deferred Tax Assets	359,987	415,738
Customers’ Liabilities for Acceptances and Guarantees	3,980,644	4,088,209
Reserves for Possible Losses on Loans	(691,760)	(670,961)
Reserve for Possible Losses on Investments	(10)	(44)

Total Assets	¥165,360,501	¥171,483,170

3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2012	As of December 31, 2012
Liabilities
Deposits	¥78,811,909	¥79,213,201
Negotiable Certificates of Deposit	11,824,746	13,500,773
Call Money and Bills Sold	5,668,929	6,339,126
Payables under Repurchase Agreements	12,455,152	17,338,095
Guarantee Deposits Received under Securities Lending Transactions	7,710,373	9,053,275
Commercial Paper	362,694	726,677
Trading Liabilities	8,215,668	7,794,361
Borrowed Money	14,763,870	11,134,541
Foreign Exchange Liabilities	233,184	289,365
Short-term Bonds	538,198	450,998
Bonds and Notes	4,783,180	5,064,391
Due to Trust Accounts	1,003,129	1,090,637
Derivatives other than for Trading Liabilities	4,288,356	4,590,081
Other Liabilities	3,610,067	3,616,279
Reserve for Bonus Payments	38,577	16,181
Reserve for Employee Retirement Benefits	36,053	38,555
Reserve for Director and Corporate Auditor Retirement Benefits	2,256	1,955
Reserve for Possible Losses on Sales of Loans	8	47
Reserve for Contingencies	24,559	13,760
Reserve for Reimbursement of Deposits	15,769	14,940
Reserve for Reimbursement of Debentures	20,193	28,291
Reserves under Special Laws	1,221	1,195
Deferred Tax Liabilities	19,219	16,262
Deferred Tax Liabilities for Revaluation Reserve for Land	83,243	82,586
Acceptances and Guarantees	3,980,644	4,088,209

Total Liabilities	158,491,206	164,503,792

Net Assets
Common Stock and Preferred Stock	2,254,972	2,254,972
Capital Surplus	1,109,783	1,109,508
Retained Earnings	1,405,066	1,644,977
Treasury Stock	(7,074)	(4,642)

Total Shareholders’ Equity	4,762,749	5,004,816

Net Unrealized Gains (Losses) on Other Securities	37,857	47,037
Deferred Gains or Losses on Hedges	67,045	87,063
Revaluation Reserve for Land	144,635	143,449
Foreign Currency Translation Adjustments	(102,850)	(103,594)

Total Accumulated Other Comprehensive Income	146,687	173,955

Stock Acquisition Rights	2,158	2,729
Minority Interests	1,957,699	1,797,876

Total Net Assets	6,869,295	6,979,378

Total Liabilities and Net Assets	¥165,360,501	¥171,483,170

4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and

 Consolidated Statements of Comprehensive Income

【Consolidated Statements of Income】

	Millions of yen
	For the nine months ended December 31, 2011	For the nine months ended December 31, 2012
Ordinary Income	¥1,975,986	¥2,136,300
Interest Income	1,033,547	1,056,175
Interest on Loans and Bills Discounted	655,732	675,530
Interest and Dividends on Securities	241,439	246,301
Fiduciary Income	34,318	33,811
Fee and Commission Income	399,709	426,045
Trading Income	121,296	153,369
Other Operating Income	283,286	352,686
Other Ordinary Income	103,828	114,211

Ordinary Expenses	1,609,094	1,545,880
Interest Expenses	243,917	253,604
Interest on Deposits	75,754	70,217
Interest on Debentures	372	—
Fee and Commission Expenses	84,475	88,317
Other Operating Expenses	70,140	50,404
General and Administrative Expenses	956,090	918,589
Other Ordinary Expenses	254,471	234,963

Ordinary Profits	366,891	590,420

Extraordinary Gains	91,790	977

Extraordinary Losses	15,658	23,561

Income before Income Taxes and Minority Interests	443,022	567,836

Income Taxes:
Current	32,561	188,031
Deferred	79,528	(72,982)
Total Income Taxes	112,089	115,048

Income before Minority Interests	330,932	452,787

Minority Interests in Net Income	59,968	61,020

Net Income	¥270,963	¥391,767

5

Mizuho Financial Group, Inc.

【Consolidated Statements of Comprehensive Income】

	Millions of yen
	For the nine months ended December 31, 2011	For the nine months ended December 31, 2012
Income before Minority Interests	¥330,932	¥452,787
Other Comprehensive Income	(120,597)	29,594
Net Unrealized Gains (Losses) on Other Securities	(143,497)	8,213
Deferred Gains or Losses on Hedges	15,915	19,873
Revaluation Reserve for Land	11,877	(0)
Foreign Currency Translation Adjustments	(3,844)	(1,635)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(1,048)	3,142

Comprehensive Income	210,335	482,381

Comprehensive Income Attributable to Owners of the Parent	157,808	420,221
Comprehensive Income Attributable to Minority Interests	52,527	62,160

6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

7

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2012

(Nine months ended December 31, 2012)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy, realize the synergy effects of the transformation into “one bank” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2012

1. Income Analysis

CONSOLIDATED

		(Billions of yen)
		Third Quarter of Fiscal 2012 (Accumulated Period)	Change	Third Quarter of Fiscal 2011 (Accumulated Period)	Fiscal 2011
Consolidated Gross Profits	1	1,629.7	156.1	1,473.6	2,003.0
Net Interest Income	2	802.5	12.9	789.6	1,088.3
Fiduciary Income	3	33.8	(0.5)	34.3	49.0
Credit Costs for Trust Accounts	4	—	—	—	—
Net Fee and Commission Income	5	337.7	22.4	315.2	458.9
Net Trading Income	6	153.3	32.0	121.2	150.3
Net Other Operating Income	7	302.2	89.1	213.1	256.4
General and Administrative Expenses	8	(918.5)	37.5	(956.0)	(1,283.8)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(53.1)	(25.3)	(27.7)	(42.5)
Reversal of Reserves for Possible Losses on Loans, etc.	10	21.0	(17.0)	38.1	70.3
Net Gains (Losses) related to Stocks	11	(107.5)	1.1	(108.6)	(38.1)
Equity in Income from Investments in Affiliates	12	8.0	4.0	4.0	2.6
Other	13	10.7	67.1	(56.4)	(62.9)

Ordinary Profits	14	590.4	223.5	366.8	648.5

Net Extraordinary Gains (Losses)	15	(22.5)	(98.7)	76.1	67.8
Gains on Negative Goodwill Incurred	16	—	(91.1)	91.1	91.1
Income before Income Taxes and Minority Interests	17	567.8	124.8	443.0	716.4
Income Taxes	18	(115.0)	(2.9)	(112.0)	(152.8)
Income before Minority Interests	19	452.7	121.8	330.9	563.6
Minority Interests in Net Income	20	(61.0)	(1.0)	(59.9)	(79.1)

Net Income	21	391.7	120.8	270.9	484.5

Credit-related Costs (including Credit Costs for Trust Accounts)	22	(32.0)	(42.3)	10.3	27.7

*  Credit-related Costs [22] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	23	715.4	196.7	518.7	719.1

*  Consolidated Net Business Profits [23] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	24	149	(2)	151	149
Number of affiliates under the equity method	25	22	(2)	24	23

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

		(Billions of yen)
		Third Quarter of Fiscal 2012 (Accumulated Period)
		MHBK	MHCB	MHTB	Aggregated Figures	Change	Third Quarter of Fiscal 2011 (Accumulated Period)	Fiscal 2011
Gross Profits	1	630.7	566.7	85.1	1,282.6	100.5	1,182.0	1,607.5
Net Interest Income	2	393.3	291.0	30.0	714.3	2.2	712.1	983.1
Fiduciary Income	3			33.3	33.3	(0.5)	33.9	48.4
Trust Fees for Loan Trust and Jointly Operated Designated Money Trust	4			1.4	1.4	(0.1)	1.5	3.0
Credit Costs for Trust Accounts	5			—	—	—	—	—
Net Fee and Commission Income	6	108.6	111.2	11.0	231.0	24.9	206.0	304.8
Net Trading Income	7	6.0	30.1	1.7	37.8	(3.4)	41.3	45.9
Net Other Operating Income	8	122.6	134.3	9.0	266.0	77.3	188.6	225.0
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(394.0)	(174.7)	(55.5)	(624.3)	28.4	(652.7)	(879.3)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *	10	236.6	392.0	29.6	658.3	129.0	529.3	728.1

Reversal of (Provision for) General Reserve for Possible Losses on Loans	11	—	(22.9)	—	(22.9)	(19.7)	(3.1)	7.8

Net Business Profits	12	236.6	369.1	29.6	635.4	109.2	526.1	736.0
Net Gains (Losses) related to Bonds	13	89.2	124.1	8.9	222.4	86.7	135.6	155.1

Net Non-Recurring Gains (Losses)	14	(70.2)	(84.6)	(13.9)	(168.8)	47.8	(216.6)	(158.3)
Net Gains (Losses) related to Stocks	15	(33.5)	(80.0)	(9.3)	(122.9)	(7.3)	(115.5)	(50.3)
Expenses related to Portfolio Problems	16	(21.1)	(13.9)	(0.2)	(35.3)	(12.0)	(23.3)	(51.3)
Reversal of Reserves for Possible Losses on Loans, etc.	17	13.2	8.0	1.2	22.5	(7.3)	29.9	68.2
Other	18	(28.7)	1.2	(5.5)	(33.0)	74.5	(107.6)	(124.9)

Ordinary Profits	19	166.4	284.5	15.6	466.5	157.1	309.4	577.6

Net Extraordinary Gains (Losses)	20	(7.5)	(1.6)	(0.6)	(9.8)	21.1	(30.9)	(36.6)
Income before Income Taxes	21	158.8	282.8	15.0	456.7	178.2	278.5	541.0

Income Taxes	22	(62.8)	(41.8)	(1.1)	(105.8)	(17.7)	(88.0)	(112.8)

Net Income	23	96.0	240.9	13.8	350.8	160.4	190.4	428.1

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

Credit-related Costs	24	(7.9)	(28.8)	0.9	(35.7)	(39.1)	3.3	24.7

* Credit-related Costs [24] =    Expenses related to Portfolio Problems [16] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [11] + Reversal of Reserves for Possible Losses on Loans, etc. [17] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25			—	—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	26	15.4	(22.9)	0.9	(6.4)	(19.3)	12.9	51.9
Losses on Write-offs of Loans	27	(11.7)	(4.9)	(0.2)	(16.9)	(21.7)	4.7	3.2
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	(11.4)	(1.7)	0.0	(13.1)	(0.5)	(12.5)	(25.2)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	—	0.0	0.0	0.0	(0.0)	0.0	0.0
Reversal of (Provision for) Reserve for Contingencies	30	—	1.2	0.2	1.5	1.9	(0.4)	(1.2)
Other (including Losses on Sales of Loans)	31	(0.2)	(0.4)	—	(0.7)	0.6	(1.3)	(3.9)
Total	32	(7.9)	(28.8)	0.9	(35.7)	(39.1)	3.3	24.7

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	Third Quarter of Fiscal 2012 (Accumulated Period)	Change	Third Quarter of Fiscal 2011 (Accumulated Period)
Net Gains (Losses) related to Stocks	(122.9)	(7.3)	(115.5)
Gains on Sales	18.3	(0.8)	19.2
Losses on Sales	(7.8)	15.9	(23.7)
Impairment (Devaluation)	(131.9)	(22.9)	(109.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.0)	0.0	(0.0)
Gains (Losses) on Derivatives other than for Trading	(1.4)	0.4	(1.8)

Mizuho Bank
	Third Quarter of Fiscal 2012 (Accumulated Period)	Change	Third Quarter of Fiscal 2011 (Accumulated Period)
Net Gains (Losses) related to Stocks	(33.5)	(17.5)	(16.0)
Gains on Sales	3.8	(4.3)	8.2
Losses on Sales	(1.3)	(0.5)	(0.7)
Impairment (Devaluation)	(36.2)	(12.6)	(23.5)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.0)	(0.0)	(0.0)
Gains (Losses) on Derivatives other than for Trading	0.2	0.1	0.0

Mizuho Corporate Bank
	Third Quarter of Fiscal 2012 (Accumulated Period)	Change	Third Quarter of Fiscal 2011 (Accumulated Period)
Net Gains (Losses) related to Stocks	(80.0)	15.5	(95.6)
Gains on Sales	12.9	3.7	9.2
Losses on Sales	(4.9)	14.5	(19.5)
Impairment (Devaluation)	(86.5)	(3.1)	(83.3)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.0)	0.0	(0.0)
Gains (Losses) on Derivatives other than for Trading	(1.5)	0.4	(1.9)

Mizuho Trust & Banking
	Third Quarter of Fiscal 2012 (Accumulated Period)	Change	Third Quarter of Fiscal 2011 (Accumulated Period)
Net Gains (Losses) related to Stocks	(9.3)	(5.3)	(3.9)
Gains on Sales	1.5	(0.1)	1.6
Losses on Sales	(1.4)	1.9	(3.4)
Impairment (Devaluation)	(9.2)	(7.1)	(2.1)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.0)	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	(0.1)	(0.0)	(0.0)

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

CONSOLIDATED

(1) Other Securities

	(Billions of yen)
	As of December 31, 2012				As of September 30, 2012				As of March 31, 2012
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	45,603.6	106.6	605.1	498.4	46,247.0	0.7	546.6	545.9	49,798.5	83.8	649.9	566.0
Japanese Stocks	2,291.6	118.9	410.6	291.6	2,083.1	11.9	319.5	307.6	2,509.3	156.5	453.5	296.9
Japanese Bonds	31,228.0	47.0	86.7	39.7	32,621.4	71.3	99.2	27.8	36,372.5	56.4	91.9	35.5
Other	12,083.9	(59.3)	107.6	167.0	11,542.4	(82.4)	127.9	210.4	10,916.5	(129.1)	104.4	233.5

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥4.7 billion, ¥(3.0) billion and ¥(7.3) billion, which were recognized in the statement of income as of the end of December 2012, as of the end of September 2012 and as of the end of March 2012, respectively, by applying the fair-value hedge method and others.

(2) Bonds Held to Maturity

(Billions of yen)
	As of December 31, 2012				As of September 30, 2012				As of March 31, 2012
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	2,700.4	17.7	17.8	0.1	2,400.2	18.7	18.7	—	1,801.6	14.5	14.5	0.0

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

(1) Other Securities

	(Billions of yen)
	As of December 31, 2012				As of September 30, 2012				As of March 31, 2012
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK
Other Securities	21,536.9	61.1	209.8	148.6	22,755.7	62.3	186.6	124.2	23,755.0	0.4	174.1	173.7
Japanese Stocks	685.1	42.5	138.9	96.4	605.6	21.3	92.8	71.5	690.9	(3.8)	100.9	104.7
Japanese Bonds	17,311.5	21.2	47.4	26.1	18,325.5	36.0	55.1	19.0	19,821.0	23.4	48.3	24.8
Other	3,540.1	(2.6)	23.4	26.0	3,824.5	4.9	38.6	33.6	3,243.0	(19.1)	24.9	44.0
MHCB
Other Securities	21,968.0	101.8	438.9	337.1	21,226.9	(52.1)	314.2	366.3	23,354.2	34.7	399.6	364.8
Japanese Stocks	1,612.2	151.5	341.9	190.3	1,318.6	(8.7)	191.8	200.6	1,612.4	106.7	296.2	189.4
Japanese Bonds	12,647.5	22.0	33.8	11.8	12,942.7	30.0	38.2	8.2	14,829.7	26.4	36.7	10.3
Other	7,708.2	(71.7)	63.1	134.8	6,965.4	(73.4)	84.0	157.5	6,912.0	(98.4)	66.5	165.0
MHTB
Other Securities	1,737.4	28.5	48.6	20.0	1,725.1	17.1	40.3	23.2	2,116.8	31.8	56.0	24.1
Japanese Stocks	154.4	23.9	38.1	14.1	140.5	14.1	29.3	15.1	179.2	30.7	46.5	15.7
Japanese Bonds	1,010.9	3.6	5.2	1.6	1,079.1	4.9	5.6	0.6	1,417.0	6.2	6.4	0.2
Other	572.0	0.9	5.2	4.3	505.4	(2.0)	5.4	7.4	520.5	(5.0)	3.0	8.1
Total
Other Securities	45,242.4	191.5	697.4	505.8	45,707.8	27.4	541.2	513.8	49,226.1	67.0	629.8	562.7
Japanese Stocks	2,451.8	218.0	518.9	300.8	2,064.9	26.7	314.0	287.2	2,482.7	133.6	443.7	310.0
Japanese Bonds	30,970.1	46.9	86.6	39.7	32,347.5	71.1	99.0	27.8	36,067.8	56.0	91.5	35.4
Other	11,820.4	(73.4)	91.7	165.2	11,295.4	(70.5)	128.1	198.7	10,675.6	(122.6)	94.5	217.2

*	In addition to securities, NCDs and certain items in other debt purchased are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.
*	Unrealized Gains/Losses include ¥2.5 billion, ¥2.5 billion and ¥5.3 billion, which were recognized as Income/Loss as of the end of December 2012, as of the end of September 2012, and as of the end of March 2012, respectively, by applying the fair-value hedge method and others.

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

(Billions of yen)
	As of December 31, 2012				As of September 30, 2012				As of March 31, 2012
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	2,700.4	17.7	17.8	0.1	2,400.2	18.7	18.7	—	1,800.6	14.5	14.5	0.0
MHCB	—	—	—	—	—	—	—	—	—	—	—	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	2,700.4	17.7	17.8	0.1	2,400.2	18.7	18.7	—	1,800.6	14.5	14.5	0.0

(3) Investments in Subsidiaries and Affiliates

(Billions of yen)
	As of December 31, 2012				As of September 30, 2012				As of March 31, 2012
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	—	—	—	—	—	—	—	—	—	—	—	—
MHCB	44.2	(4.4)	—	4.4	44.2	(12.5)	—	12.5	44.2	(4.8)	—	4.8
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	44.2	(4.4)	—	4.4	44.2	(12.5)	—	12.5	44.2	(4.8)	—	4.8

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized as Income/Loss by applying the fair-value hedge method and others. They were excluded from Unrealized Gains/Losses on Other Securities.

These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

CONSOLIDATED

	(Billions of yen)
	As of December 31, 2012			As of September 30, 2012	As of March 31, 2012
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from September 30, 2012	Change from March 31, 2012
Other Securities	101.9	98.0	10.7	3.8	91.2
Japanese Stocks	119.1	107.2	(37.1)	11.9	156.3
Japanese Bonds	47.0	(24.3)	(7.8)	71.3	54.8
Other	(64.1)	15.2	55.7	(79.3)	(119.9)
NON-CONSOLIDATED Aggregated Figures of the 3 Banks
	(Billions of yen)
	As of December 31, 2012			As of September 30, 2012	As of March 31, 2012
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from September 30, 2012	Change from March 31, 2012
Other Securities	189.0	164.1	127.3	24.8	61.7
Japanese Stocks	218.2	191.4	84.8	26.7	133.3
Japanese Bonds	46.9	(24.2)	(7.6)	71.1	54.5
Other	(76.1)	(3.0)	50.0	(73.0)	(126.2)

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2012			As of September 30, 2012			As of March 31, 2012
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	70.0	76.2	(6.2)	71.1	76.8	(5.6)	64.0	82.1	(18.0)
MHCB	640.2	410.9	229.3	679.2	400.5	278.6	643.4	401.0	242.4
MHTB	69.6	73.4	(3.8)	67.9	70.7	(2.7)	63.4	69.9	(6.4)

Total	779.9	560.5	219.3	818.4	548.2	270.2	771.0	553.0	217.9

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

CONSOLIDATED

	(Billions of yen)
	As of December 31, 2012			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Consolidated
Claims against Bankrupt and Substantially Bankrupt Obligors	157.8	(5.2)	(19.5)	163.0	177.4
Claims with Collection Risk	515.3	(18.0)	(11.9)	533.4	527.3
Claims for Special Attention	670.9	67.8	61.1	603.0	609.8
Total	1,344.2	44.6	29.6	1,299.5	1,314.5
Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	(0.0)	3.0	3.0
Claims for Special Attention	—	—	—	—	—
Total	3.0	(0.0)	(0.0)	3.0	3.0
Total (Consolidated + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	157.8	(5.2)	(19.5)	163.0	177.4
Claims with Collection Risk	518.4	(18.0)	(11.9)	536.4	530.3
Claims for Special Attention	670.9	67.8	61.1	603.0	609.8
Total	1,347.2	44.6	29.6	1,302.6	1,317.6

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen, %)
	As of December 31, 2012			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Total (Banking Account + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	139.3	(4.3)	(17.7)	143.6	157.0
Claims with Collection Risk	511.3	(16.2)	(10.2)	527.5	521.5
Claims for Special Attention	548.0	69.1	61.0	478.9	487.0
Sub-total [1]	1,198.7	48.5	33.0	1,150.1	1,165.6
NPL ratio [1]/[2]	1.63%	0.00%	0.00%	1.63%	1.63%

Normal Claims	71,948.3	2,539.4	1,908.4	69,408.8	70,039.9

Total [2]	73,147.0	2,588.0	1,941.4	70,559.0	71,205.5

MHBK
Claims against Bankrupt and Substantially Bankrupt Obligors	84.3	(3.9)	(11.0)	88.3	95.4
Claims with Collection Risk	398.0	(14.5)	10.8	412.5	387.1
Claims for Special Attention	354.7	38.3	38.5	316.3	316.2
Sub-total [3]	837.1	19.9	38.3	817.2	798.7
NPL ratio [3]/[4]	2.46%	0.03%	0.16%	2.43%	2.30%

Normal Claims	33,064.5	293.6	(756.8)	32,770.8	33,821.3

Total [4]	33,901.6	313.5	(718.4)	33,588.1	34,620.0

MHCB
Claims against Bankrupt and Substantially Bankrupt Obligors	25.2	0.0	(5.6)	25.1	30.8
Claims with Collection Risk	94.1	(1.6)	(20.2)	95.8	114.4
Claims for Special Attention	184.1	28.9	29.4	155.1	154.7
Sub-total [5]	303.5	27.3	3.5	276.1	300.0
NPL ratio [5]/[6]	0.85%	0.02%	(0.05)%	0.82%	0.90%

Normal Claims	35,306.6	2,232.8	2,442.3	33,073.8	32,864.3

Total [6]	35,610.1	2,260.2	2,445.8	33,349.9	33,164.3

MHTB
Banking Account
Claims against Bankrupt and Substantially Bankrupt Obligors	29.7	(0.4)	(1.0)	30.1	30.8
Claims with Collection Risk	16.0	(0.0)	(0.7)	16.1	16.8
Claims for Special Attention	9.1	1.7	(6.9)	7.3	16.0
Sub-total [7]	54.9	1.2	(8.7)	53.6	63.7
NPL ratio [7]/[8]	1.52%	0.02%	(0.35)%	1.49%	1.87%

Normal Claims	3,557.7	13.4	224.6	3,544.2	3,333.0

Total [8]	3,612.6	14.7	215.8	3,597.9	3,396.8

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	(0.0)	3.0	3.0
Claims for Special Attention	—	—	—	—	—
Sub-total [9]	3.0	(0.0)	(0.0)	3.0	3.0
NPL ratio [9]/[10]	13.62%	0.28%	0.95%	13.33%	12.66%

Normal Claims	19.4	(0.4)	(1.7)	19.9	21.2

Total [10]	22.5	(0.4)	(1.7)	23.0	24.3

Notes:	1.	Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
	2.	NPL: Non-Performing Loans

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

NON-CONSOLIDATED

(1)-1 Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2012			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
MHBK	58,261.1	552.7	516.6	57,708.3	57,744.4
MHCB	19,921.2	65.5	241.7	19,855.6	19,679.5
MHTB	2,086.6	(108.0)	(18.0)	2,194.7	2,104.6
Total	80,268.9	510.2	740.2	79,758.7	79,528.6
(1)-2 Domestic Deposits Aggregated Figures of the 3 Banks
	(Billions of yen)
	As of December 31, 2012			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
MHBK	58,211.0	521.4	506.8	57,689.6	57,704.1
Individual deposits	36,667.5	768.7	1,129.5	35,898.7	35,538.0
MHCB	10,581.3	(947.1)	(611.7)	11,528.4	11,193.1
Individual deposits	10.5	3.6	6.1	6.8	4.3
MHTB	2,054.9	(73.4)	(38.3)	2,128.3	2,093.3
Individual deposits	1,377.6	(23.8)	(91.0)	1,401.4	1,468.6
Total	70,847.3	(499.0)	(143.2)	71,346.4	70,990.6
Individual deposits	38,055.6	748.6	1,044.6	37,307.0	37,011.0
Note: Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.
(2) Loans and Bills Discounted Aggregated Figures of the 3 Banks
	(Billions of yen)
	As of December 31, 2012			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
MHBK	31,695.6	192.9	(845.2)	31,502.6	32,540.8
MHCB	29,841.3	1,401.0	1,782.5	28,440.3	28,058.8
MHTB	3,495.2	14.3	216.2	3,480.9	3,278.9
Total	65,032.3	1,608.3	1,153.6	63,423.9	63,878.6

Note:	Loans to MHFG are included as follows:
As of December 31, 2012: ¥643.2 billion (from MHBK ¥600.0 billion; from MHCB ¥43.2 billion)
As of September 30, 2012: ¥568.8 billion (from MHBK ¥530.0 billion; from MHCB ¥38.8 billion)
As of March 31, 2012: ¥741.0 billion (from MHBK ¥700.0 billion; from MHCB ¥41.0 billion)

(3) Interest Margins (Domestic Operations)

Aggregated Figures of MHBK and MHCB

		(%)
		Third Quarter of Fiscal 2012 (For the nine months)		Third Quarter of Fiscal 2011 (For the nine months)
			Change		Fiscal 2011
MHBK
Return on Loans and Bills Discounted	1	1.34	(0.05)	1.39	1.38
Cost of Deposits and Debentures	2	0.05	(0.01)	0.06	0.05
Loan and Deposit Rate Margin [1]-[2]	3	1.29	(0.03)	1.33	1.32
MHCB
Return on Loans and Bills Discounted	4	0.92	(0.04)	0.97	0.96
Cost of Deposits and Debentures	5	0.10	0.00	0.09	0.09
Loan and Deposit Rate Margin [4]-[5]	6	0.82	(0.04)	0.87	0.86
Total
Return on Loans and Bills Discounted	7	1.19	(0.05)	1.24	1.24
Cost of Deposits and Debentures	8	0.06	(0.00)	0.07	0.06
Loan and Deposit Rate Margin [7]-[8]	9	1.13	(0.04)	1.17	1.17

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

            2. Deposits and Debentures include NCDs.

            (Reference) After excluding Loans to Deposit Insurance Corporation of Japan and the Japanese government

Total
Return on Loans and Bills Discounted	10	1.32	(0.06)	1.38	1.38
Loan and Deposit Rate Margin [10]-[8]	11	1.25	(0.05)	1.31	1.31

9